EXHIBIT 5


                          June 20, 1996



Conrail Inc.
The Board of Directors
2001 Market Street
Philadelphia, Pennsylvania

Gentlemen and Dr. Feldstein:

     I am Senior Vice-President - Law of Conrail Inc. ("the Company") and, in that capacity, have acted as counsel for the Company in connection with the preparation and filing of a registration statement on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, pursuant to which approximately 5,880,000 shares of the Company's Common Stock (the "Common Shares") and Phantom Shares are being registered for issuance in connection with the Company's Amended and Restated 1991 Long Term Incentive Plan (the "Plan").

     I have reviewed the Plan, Board resolutions and the Articles of Incorporation and Bylaws of the Company. I have examined the originals, or copies certified or otherwise identified to my satisfaction, of corporate records of the Company, statutes and other instruments and documents as deemed necessary as the basis for the opinion expressed herein.

     The Board of Directors has reserved authorized but unissued shares of the Company's Common Stock for issuance in connection with the Plan and has authorized the issuance of the Common
Shares and Phantom Shares pursuant to the Plan.

     Based upon the foregoing, I am of the opinion that (1) the Plan, as approved by the Company's shareholders, authorizes the issuance of Common Stock and Phantom Stock thereunder and (2) the Common Stock, when issued pursuant to the terms of the Plan, including those shares of Common Stock issued in settlement of shares of Phantom Stock, will be duly authorized, validly issued, fully paid and non-assessable.

                                   Very truly yours,



                                /s/ Bruce B. Wilson
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